                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No.   )

                              PERLE SYSTEMS LTD.
         -------------------------------------------------------------
                               (Name of Issuer)

                        COMMON SHARES WITHOUT PAR VALUE
               ------------------------------------------------
                        (Title of Class of Securities)

                                   71415200
                           ------------------------
                                (CUSIP Number)


                            Gilbert H. Davis, Esq.
                               Holland & Knight
                        One Atlantic Center, Suite 2000
                           1201 W. Peachtree Street
                          Atlanta, Georgia 30309-3209
                                 404/898-8197
 -----------------------------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               January 22, 1997
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

* If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-(b)(3) or (4), check the following [ ].

                               Page 1 of 6 Pages

                                      13D

CUSIP No. 71415200                                            Page 2 of 6 Pages
         ----------

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS:

    JAMES O. PATTERSON
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [ ]

--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS:  PF

--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION:  USA

--------------------------------------------------------------------------------
               7   SOLE VOTING POWER:                  400,000

  NUMBER OF
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8   SHARED VOTING POWER:                NONE
   OWNED BY
    EACH
  REPORTING    -----------------------------------------------------------------
   PERSON      9   SOLE DISPOSITIVE POWER:             400,000
    WITH

               -----------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER:           NONE


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  400,000


--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  5.58%


--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON:  IN


--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.
         -------------------

         This Statement relates to the common shares without par value of Perle Systems Limited (the "Company"). The Company has its principal executive offices at Perle Systems Limited, 60 Renfrew Drive, Markham, Ontario, Canada L3R 0E1.

ITEM 2.  IDENTITY AND BACKGROUND.
         -----------------------

         This Statement is filed by Mr. James O. Patterson ("Mr. Patterson"), an individual whose business address is 1450 East Tower, 3343 Peachtree Road, N.E., Atlanta, Georgia 30326. Mr. Patterson is a citizen of the United States of America.

         Mr. Patterson currently serves as President and CEO of J.O. Patterson & Co., whose business address is 1450 East Tower, 3343 Peachtree Road, N.E., Atlanta, Georgia 30326.

         During the past five years, Mr. Patterson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
         -------------------------------------------------

         The amount of One Million, Three Hundred Ninety Three Thousand, Eight Hundred Fifty Dollars ($1,393,850.00) used to acquire the shares of the Company stock described in Item 5 below were taken from the personal funds.

         As of the date of this Statement, no arrangements with third parties have been made with respect to financing the acquisition of additional shares.

ITEM 4.  PURPOSE OF TRANSACTION.
         ----------------------

         Mr. Patterson has acquired the shares of the Company stock indicated herein for investment consistent with the belief that the value of the Company stock exceeded that reflected in the respective market prices of the Company stock on the dates of such purchases.

         Mr. Patterson may elect to acquire additional shares of the Company stock or to sell shares. Any such determination may be based on a number of factors, including the continued attractiveness of investment in the Company shares at then prevailing market prices, the number of shares that are available for purchase, the price or prices thereof, general market conditions and other similar factors.

                               Page 3 of 6 Pages

     While he reserves the right to develop plans or proposals in the future regarding the following items, at the present time Mr. Patterson does not have any plans or proposals which relate to or would result in any of the following:

         (1) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

         (2) Sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

         (3) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (4) Any material change in the present capitalization or dividend policy of the Company;

         (5) Any other material change in the Company's business or corporate structure;

         (6) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

         (7) Causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (8) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

         (9) Any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
         ------------------------------------

         Under the rules and regulations of the Securities and Exchange Commission, Mr. Patterson may be deemed to be the beneficial owner of a total of 400,000 shares of the Company stock, representing approximately 5.58% of the issued and outstanding shares of the Company. (The percentage of outstanding shares of the Company stock beneficially owned by Mr. Patterson is computed based on a total of 7,162,398 shares of Company stock to be outstanding as indicated by the Company as of January 23, 1997).

         All of these shares are owned directly by Mr. Patterson's self-directed Individual Retirement Account. Mr. Patterson has sole power to direct the voting and disposition of the shares of the Company stock held by Individual Retirement Account.

                               Page 4 of 6 Pages

          During the past 60 days, Mr. Patterson engaged in the following transactions in shares of the Company stock:

                             NO. OF SHARES            PRICE
      DATE                  PURCHASED/(SOLD)        PER SHARE
      --------------        ----------------        ---------
         01/03/97                130,000              $ 2.835
         01/06/97                120,000              $ 3.745
         01/06/97                 25,000              $ 3.725
         01/20/97                 25,000              $ 3.800
         01/20/97                 50,000              $ 3.785
         01/22/97                 50,000              $3.9375

All transactions were effected on the open market through the National Association of Securities Dealers, Inc. Automated Quotation Systems (NASDAQ).

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         ---------------------------------------------------------------------
         TO SECURITIES OF THE ISSUER.
         ---------------------------

         Except as described in this Statement, the party filing this Statement is not a party to any contract, arrangement, understanding or relationships with any other person with respect to shares of the Company stock, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.
         --------------------------------

         Not applicable.



                               Page 5 of 6 Pages

                                  SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 24, 1997            /s/ James O. Patterson
                                  ----------------------
                                  James O. Patterson



                               Page 6 of 6 Pages